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                                                  EXHIBIT 3.2

                         AMENDMENT NO. 1
                             TO THE
                  AMENDED AND RESTATED BY-LAWS
                               OF
                  VISHAY INTERTECHNOLOGY, INC.
                    (a Delaware Corporation)


          Pursuant to Article II.2 of the Amended and Restated
By-laws of Vishay Intertechnology, Inc. (the "By-laws"), the By-laws are hereby amended as follows:

          The second sentence of Article II.2 is hereby amended to read in its entirety as follows:

          "The number of directors constituting the whole board shall not be less than three nor more than twelve, except that where all the shares of stock of the corporation are owned beneficially and of record by less than three stockholders, the number of directors may be less than three but not less than the number of such stockholders."

          In all other respects, the By-laws shall remain unchanged.
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